Exhibit 99.1

Jupai Holdings Limited Announces Change to Board of Directors

SHANGHAI, Aug 11, 2017 /PRNewswire/ - Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced changes to the board of directors of the Company (the “Board”).

Mr. Tianxiang Hu has resigned as a director of the Company on August 11, 2017, due to personal reasons. Following his resignation, Mr. Hu no longer holds any office within the Company.

The Board thanks Mr. Hu for his service and contributions and wishes him the best in his future endeavors in the internet finance field.

About Jupai Holdings Limited

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SOURCE Jupai Holdings Limited

For further information: Jupai Holdings Limited, Harry He
Director of Investor Relations,
Jupai Holdings Limited,
Phone: +86 (21) 6026 9129,
Email: ir@jpinvestment.cn;

Philip Lisio,
The Foote Group,
Phone: +86 (10) 8429 9544,
Email: Jupai-IR@thefootegroup.com